Muldoon Murphy & Aguggia llp
Attorneys at Law
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

Tel: (202) 362-0840
Fax: (202) 966-9409

www.muldoonmurphy.com

January 27, 2005

Via Edgar and Courier (SEC Mail Stop 0408)

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, Mail Stop 0408
Washington, D.C. 20549

RE:	FedFirst Financial Corporation
Form SB-2 filed December 17, 2004
File No. 333-121405

Dear Mr. Friar:

     On behalf of FedFirst Financial Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on December 17, 2004 (the “Registration Statement”).

     The Amended Registration Statement is filed in response to the staff’s comment letter issued on January 14, 2005. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

General

Comment No. 1:

     Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the conversion.

U.S. Securities and Exchange Commission
January 27, 2005

Response to Comment No. 1:

     The Staff is advised that no vote of members will be occurring in connection with the Company’s stock offering. First Federal Savings Bank (the “Bank”) reorganized into the mutual holding company form of organization in 1999 in a transaction that was approved by the members of the Bank. No shares of stock were sold to the public at that time. Under the regulations of the Office of Thrift Supervision (“OTS”), no member approval is required for the proposed stock offering.

Comment No. 2:

     In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Response to Comment No. 2:

     All graphics, maps and related captions that will be included in the prospectus have been included in the Amendment Registration Statement.

Comment No. 3:

     Please note the updating requirements of Item 310 of Regulation S-B when filing your amendment.

Response to Comment No. 3:

     The Company acknowledges that it is aware of the updating requirements of Item 310 of Regulation S-B.

Comment No. 4:

     Please include an updated consent from your independent auditors when filing your amendment.

Response to Comment No. 4:

     An updated consent from the independent auditor is included in the Amended Registration Statement.

U.S. Securities and Exchange Commission
January 27, 2005

Cover Page

Comment No. 5:

     As required by Rule 10b-9 under the 1934 Securities Act, disclose here and where appropriate throughout the prospectus that if the minimum number of shares are not sold by the latest possible closing date, all subscribers will receive a prompt refund plus interest.

Response to Comment No. 5:

     The third paragraph under the bullet points on the cover page has been revised in response to this comment. Additional disclosure also has been added on page 4 of the prospectus.

Comment No. 6:

     Please disclose the latest possible termination date of the offering.

Response to Comment No. 6:

     OTS regulations provide that the offering must be completed within 90 days of the expiration of the subscription offering, unless the OTS approves an extension of time. If the offering is extended, all subscribers will be given an opportunity to rescind or modify their orders. If an affirmative response is not received, the subcriber’s order will be cancelled and funds will be returned with interest. The Company believes that this procedure is consistent with Rule 10b-9. When members of a mutual savings bank are voting on a plan of conversion, OTS regulations require that the stock offering be completed within 24 months of the approval of the plan by the bank’s members. In this case, there is no vote of members, as the Bank converted to the mutual holding company form of organization in 1999. Accordingly, under OTS regulations, there is no specific date by which the offering must be completed.

Summary page 1

Comment No. 7:

     Please include a discussion regarding possible termination of the offering.

Response to Comment No. 7:

     A discussion regarding possible termination of the offering has been added on page 4 of the prospectus in response to this comment.

U.S. Securities and Exchange Commission
January 27, 2005

After-Market Performance of Mutual-to-Stock Information . . . — page 4

Comment No. 8:

     It is not clear what is meant in the first paragraph following the table by “short-term price performance.” We note, for example, that the table shows price appreciation for certain stocks for a period of approximately three years.

Response to Comment No. 8:

     The first paragraph under the table on page 5 of the prospectus has been revised in response to this comment.

Reason for the Offering — page 6

Comment No. 9:

     We note that the first listed reason for the offering is to increase capital. Explain here or elsewhere in the prospectus whether or not the lack of capital has been or is currently a problem. We note your past capital ratios and that you are outside your 60/40 goal ratio of loans to investments, presumably because of the lack of high quality loans to make.

Response to Comment No. 9:

     Additional disclosure has been added on page 6 of the prospectus under “Reasons for the Offering.”

How We Will Use the Proceeds . . . — page 11

Comment No. 10:

     Both here and on page 21 you treat the bank like an unconsolidated unrelated investment. Revise the disclosure to disclose in the tables how the bank will use the new capital. We also note the disclosure on page 14 that you are in the process of identifying a location for a new branch. Please advise us where you are in the process and whether or not you have budgeted an amount for this new location.

Response to Comment No. 10:

     The table included on page 21 of the prospectus in the section captioned “Use of Proceeds” is substantially identical to tables included in registration statements filed by the following companies, all of which were declared effective by the SEC within the past few months: Kearney Financial Corp., BV Financial, Inc., Georgetown Bancorp, Inc., SFSB, Inc.,

U.S. Securities and Exchange Commission
January 27, 2005

Ocean Shore Holding Co. and Lincoln Park Bancorp. There are many examples of earlier registration statements that also have similar disclosure. The Company believes that it is important to distinguish between funds contributed to the Bank and funds retained by the Company because of the potential different uses of those funds. For example, the Bank may use the funds that it receives to make loans, whereas the Company would not. The Company believes that it is unable to provide any more specific allocation of the proceeds than disclosed in the table. The narrative below the table has been revised to clarify that the proceeds from the offering will initially be invested in short-term investments until the funds can be deployed in loans, investment securities, expansion activities or for other general corporate purposes. The Company has not made any decisions as to what portion of the proceeds will be used for any particular purpose. Accordingly, no changes have been made to the tables on page 12 and 21 regarding the use of proceeds.

     The Staff is advised that the Company is in the preliminary stages of identifying possible branch locations. At this time, the Company is in the process of selecting a community in which it wishes to establish a branch. Since the Company has not selected a particular community for the branch, it has not begun to search for a specific site. The Company has not budgeted an amount for its new branch.

Comment No. 11:

     We noted that the minimum offering range column of the tables summarizing the use of proceeds do not foot. Please revise as necessary. Please make the same change on page 20.

Response to Comment No. 11:

     The prospectus has been revised on pages 12 and 21 in response to this comment.

Purchases by Directors and Executive Officers — page 12

Comment No. 12:

     Please disclose whether insider’ purchases count towards the minimum necessary to close this offering.

Response to Comment No. 12:

     Additional disclosure has been provided on page 12 of the prospectus in response to this comment.

U.S. Securities and Exchange Commission
January 27, 2005

FedFirst Financial Corporation’s Dividend Policy — page 12

Comment No. 13:

     Please state clearly that the company has not yet determined whether to pay a dividend, and revise to clarify the distinction between the policy decision of whether or not to pay a dividend, and the factors, such as capital requirements, which may influence the payment of a dividend.

Response to Comment No. 13:

     The section captioned “FedFirst Financial Corporation’s Dividend Policy” on page 12 of the prospectus has been revised in response to this comment.

Comment No. 14:

     Disclose in this section that you anticipate the FedFirst Financial MHC will waive any dividends that the bank may pay.

Response to Comment No. 14:

     The section captioned “FedFirst Financial Corporation’s Dividend Policy” on page 12 of the prospectus has been revised in response to this comment.

Our Business — Page 31

Market Area — Page 31

Comment No. 15:

     Please expand your primary market area information to include more specific information on the population characteristics of the counties or areas you serve, including information and trends relating to population growth or decline, aging and per capita income, and any other material trends relating to the population.

Response to Comment No. 15:

     Additional disclosure has been provided under the section captioned “Market Area” on page 32 of the prospectus in response to this comment.

U.S. Securities and Exchange Commission
January 27, 2005

Commercial Loans — page 40

Comment No. 16:

     Please provide a discussion regarding loan participations. Include a discussion of your underwriting policies with respect to loan participations, and the total value of such loans, and the value of all properties securing the loans located outside the bank’s market area.

Response to Comment No. 16:

     Addition disclosure has been added on pages 35 and 36 of the prospectus in response to this comment.

Balance Sheet Analysis — page 41

Comment No. 17:

     Please revise to quantify, if material, the impact of the June 1, 2002 acquisition of Exchange Underwriters, Inc. on your financial condition as of December 31, 2002.

Response to Comment No. 17:

     The Company believes that the only notable change to the balance sheet as a result of the acquisition of Exchange Underwriters was the addition of goodwill. This is quantified and discussed on page 43 under the paragraph captioned “Goodwill.” Accordingly, the Company believes that no further disclosure is necessary.

Provisions for Loan Losses — page 51

Comment No. 18:

     Note the typo in the third line. We assume that should read $239,000, not $39,000.

Response to Comment No. 18:

     The statement under “Provision for Loan Losses” on page 53 that charge-offs in the first nine months of 2003 were $39,000 is correct. As discussed in more detail on page 62, the provision for loan losses exceeded charge-offs in 2003 because the Company increased its allowance for loans losses by $200,000 in 2003. The table on page 64 incorrectly stated that the allowance at the beginning of the nine months ended September 30, 2003 was $725,000. That table has been corrected.

U.S. Securities and Exchange Commission
January 27, 2005

Results of Operations for the Years Ended December 31, 2003 and 2002 — page 52

Comment No. 19:

     We note your disclosure on page 14 that following completion of the offering you intend to invest a greater proportion of your assets in loans with the goal of increasing your net interest income. We also note your disclosure that following the offering your noninterest expenses are likely to increase as a result of the additional expenses associated with operating as a public company. Please revise your MD&A to discuss these items and any other uncertainties or trends that you anticipate may impact your future results of operations and financial condition. Refer to Item 303(b) of Regulation S-B.

Response to Comment No. 19:

     Disclosure regarding additional expenses associated with operating as a public company has been added on page 41 of the prospectus in response to this comment. Disclosure regarding increasing investment in loans can be found on page 43 of the prospectus. The discussion under “Operating Strategy” on this page was revised in response to this comment.

Comment No. 20:

     We note your risk factor discussion on page 15 that you intend to use the net proceeds from this offering to increase earnings, without assuming undue risk, with the goal of achieving a more competitive return on equity. Please revise your MD&A to describe your plans for improving your profitability and return on equity, including but not limited to a description of the types of lending, investment strategies and sources of funding. Refer to Item 303(b) of Regulation S-B.

Response to Comment No. 20:

     The Company’s plans for improving its profitability and return on equity can be found on page 43 of the prospectus under “Operating Strategy.” This section has been expanded in response to this comment. The Company does not have any more specific plans other than as disclosed in this section.

Average Balances and Yields — page 54

Comment No. 21:

     Please revise to include each of the last three fiscal years. Refer to General Instruction 3 and Item I.A and B of Industry Guide 3.

U.S. Securities and Exchange Commission
January 27, 2005

Response to Comment No. 21:

     The Company notes that although Industry Guide 3 appears to require three years of average balance tables, the Company is permitted by Regulation S-B to include only two years of income statements. Accordingly, the Company believes that inclusion of an average balance table for 2001 when the 2001 income statement is not included in the prospectus need not be required. In addition, creation of an average balance table for 2001 would require significant effort on the part of the Company as it does not have readily available the data needed to compute average balances for that period. For these reasons, the Company requests that the Staff require average balance tables for only those periods for which an income statement is presented.

Comment No. 22:

     Please revise to separately present short- and long-term debt. Refer to Item I.A and B of Industry Guide 3.

Response to Comment No. 22:

     The average balance tables on pages 52 and 56 of the prospectus have been revised in response to this comment.

Analysis and Determination of the Allowance for Loan Losses — page 59

Comment No. 23

     We note your disclosure on page 14 that it is difficult to assess the future performance of $75.2 million of loans acquired in 2003. Please revise to describe this portion of your portfolio and quantify the amount as of each period end. Describe how the difficulty in assessing future performance for this portion of your portfolio has impacted your determination of the allowance for the periods presented.

Response to Comment No. 23:

     Additional disclosure has been added on page 62 of the prospectus in response to this comment.

Liquidity & Capital Management — page 63

Comment No. 24:

     Please revise to separately quantify the gross cash flows for originations, purchases, and principal repayments of loans receivable for each period presented. Separately quantify the gross cash flows for purchases, maturities and prepayments, and sales of available-for-sale securities for each period presented.

U.S. Securities and Exchange Commission
January 27, 2005

Response to Comment No. 24:

     The second table on page 66 of the prospectus has been revised in response to this comment. The Company has not provided gross cash flows for loan originations because the Company is unable, without undue burden and expense, to calculate gross loan originations for a particular period. The reason for this is that certain types of loans, such as construction loans, are disbursed over a period of time. While the Company is able to determine outstanding balances, it does not have readily available information as to the amount of funds disbursed over the historical periods covered by the table.

Comment No. 25:

     Please revise to discuss the following:

-	Expected changes in the mix and relative cost of capital resources;
-	The effects of the fourth quarter 2004 balance sheet restructuring and
-	Estimated impact of the proposed offering.

Response to Comment No. 25:

     The section captioned “Capital Management” on page 66 of the prospectus has been revised to discuss the effects of the fourth quarter balance sheet restructuring and the estimated impact of the proposed offering. The “Recent Developments” section referred to in the added language will be included in the prospectus by means of a subsequent pre-effective amendment to the registration statement. The Staff is advised that the Company expects no changes in the mix and relative cost of capital, as all of the Company’s capital is in the form of common stock and retained earnings.

Directors’ Compensation — page 70

Comment No. 26:

     Note the cost to the company of the premiums of the life insurance policies.

Response to Comment No. 26:

     The paragraph captioned “Director Split Dollar Arrangements” on page 72 of the prospectus has been revised to include the amount of insurance premiums paid by the Company.

U.S. Securities and Exchange Commission
January 27, 2005

Executive Compensation — page 72

Comment No. 27:

     Please update the information to December 31, 2004.

Response to Comment No. 27:

     The Summary Compensation Table on page 73 of the prospectus has been updated in response to this comment.

Comment No. 28:

     Please confirm that the annual compensation table includes commissions paid to Mr. Richard Boyer.

Response to Comment No. 28:

     Footnote 7 to the summary compensation table on page 73 of the prospectus has been revised in response to this comment.

How We Determined the Offering Range and the $10.00 Purchase Price — page 88

Comment No. 29:

     With regard to RP Financial’s valuation report, please revise to clarify the procedures followed; the findings and recommendations; the bases for and methods of arriving such findings and recommendations. Generally, an investor should be able to clearly understand the relationship between RP Financial’s analysis in its report and your offering size. For example, you should disclose the price to tangible book value and price to earnings ratios for the comparable companies in RP Financial’s appraisal as well as for FedFirst Financial. Also, include a brief narrative as well as a tabular presentation disclosing a summary of selected pricing ratios utilized by RP Financial for the peer group companies and the resulting pricing ratios for FedFirst on a fully-converted basis.

Response to Comment No. 29:

     Additional information has been included on pages 100 and 101 of the prospectus in response to this comment.

U.S. Securities and Exchange Commission
January 27, 2005

Comment No. 30:

     If there has been any material relationship between FedFirst Financial and RP Financial within the previous two years, please disclose that relationship.

Response to Comment No. 30:

     The Staff is advised that there has been no material relationship between the Company and RP Financial in the past two years.

Change in Accountants — page 106

Comment No. 31:

     As you have engaged new accountants to audit the financials included with this Registration Statement, please revise to provide all of the disclosures required by Item 304 of Regulation S-B, including filing a letter from your former accountant as Exhibit 16.

Response to Comment No. 31:

     The requested disclosure has been added under “Change in Accountants” on page 109 of the prospectus and the letter from the Company’s former accountant has been filed as Exhibit 16.

Comment No. 32:

     Please supplementally tell us the nature and timing of the non-audit services provided by Parente Randolph, LLC.

Response to Comment No. 32:

     The non-audit services provided by Parente Randolph LLC were bookkeeping or other services related to the accounting records or financial statements of the audit client within Rule 2-01(c)(4)(i)(B) of Regulation S-X. Specifically, Parente Randolph LLC assisted in the preparation of the Company’s financial statements. These services were provided in 2003 and 2004 in connection with the audit of the financial statements for 2002 and 2003.

U.S. Securities and Exchange Commission
January 27, 2005

Comment No. 33:

     Please supplementally tell us who reviewed your interim financial statements included within this registration statement. In addition, please tell us who you have engaged to perform the December 31, 2004 audit.

Response to Comment No. 33:

     Edwards, Sauer & Owens, P.C. reviewed the interim financial statements included in the Registration Statement. Parente Randolph LLC has been engaged to perform the December 31, 2004 audit.

Where You Can Find More Information — page 109

Comment No. 34:

     Please indicate where copies of the appraisal report is available. We note your statement on page 90.

Response to Comment No. 34:

     Additional disclosure has been provided on page 110 of the prospectus in response to this comment.

Consolidated Statement of Income — Page F-3

Comment No. 35:

     We note your disclosure on page F-6 that although you accounted for the acquisition of Exchange Underwriters, Inc. as a purchase, your consolidated statements of income include the full operations for the calendar year 2002 with the pre-acquisition earnings shown as a reduction to income. Please revise your 2002 financial statements and footnotes to only present the revenues and expenses for Exchange Underwriters subsequent to the acquisition date. Please similarly revise your disclosures throughout the filing regarding your 2002 results of operations.

Response to Comment No. 35:

     Paragraph 11 of Accounting Research Bulletin No. 51 currently provides alternative ways for preparing a consolidated income statement when a subsidiary is acquired during a fiscal year. One method, which was the method used by the Company, is to include the subsidiary in the consolidation as though it had been acquired at the beginning of the year and to deduct at the bottom of the income statement the preacquisition earnings. Accordingly, the Company believes that its method of consolidating the results of operations of Exchange Underwriters in the year it

U.S. Securities and Exchange Commission
January 27, 2005

was acquired conforms to generally accepted accounting principles. Based on discussion with the Staff, the Company has expanded its MD&A on pages 57 and 58 of the prospectus to discuss variances in the income statement for the ownership period of the subsidiary.

Consolidated Statement of Cash Flows — Page F-5

Comment No. 36:

     Please revise to separately quantify purchases of mortgage loans. Refer to paragraph 21 of SFAS 104.

Response to Comment No. 36:

     The Statement of Cash Flows has been revised in response to this comment.

Comment No. 37:

     Please supplementally tell us why the cash payments for the purchase of bank-owned life insurance for the nine months ended September 30, 2003 were $1 million, when the total cash payments for 2003 were only $307,303.

Response to Comment No. 37:

     Cash payments for the purchase of bank owned life insurance for the nine months ended September 30, 2003 were $307,303. The Statement of Cash Flows has been revised to show the correct amount.

Note 1 — Summary of Significant Accounting Policies — General — page F-6

Comment No. 38:

     Please revise to describe your accounting policy for bank owned life insurance.

Response to Comment No. 38:

     Note 1 on page F-9 of the prospectus has been revised in response to this comment.

Note 1 — Summary of Significant Accounting Policies — Investment in Affordable Housing Projects — page F-10

Comment No. 39:

     Please revise to describe how you considered whether your limited partnership interests in affordable housing projects are variable interests in variable interest entities. If

U.S. Securities and Exchange Commission
January 27, 2005

so, please describe how you determined that you did not need to consolidate the variable interest entities under FIN 46R.

Response to Comment No. 39:

     Note 1 on page F-9 of the prospectus has been revised in response to this comment.

Note 2 — Investment Securities — page F-17

Comment No. 40:

     Please revise to disclose the gross realized gains and losses from sales of available-for-sale securities. Refer to paragraph 21 of SFAS 115.

Response to Comment No. 40:

     Note 2 on page F-18 of the prospectus has been revised in response to this comment.

* * * * *

     Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow, Esq.

     Enclosures

cc:	Peter D. Griffith
Gregory Dundas, Securities and Exchange Commission
Paul M. Aguggia, Esq.
Michael Brown, Esq.

00249973.DOC